

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2012

Via E-mail
David Reis
Chief Executive Officer
Objet Ltd.
2 Holtzman Street
Science Park, P.O. Box 2496
Rehovot 76124, Israel

> **Re: Objet Ltd.**
> **Registration Statement on Form F-4**
> **Filed June 8, 2012**
> **File No. 333-182025**

Dear Mr. Reis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 11

Conditions to Completion of the Merger, page 15

1. We note the ability of either party to waive conditions to the merger. Please specifically identify which conditions can be waived. Disclose whether it is the board of directors' intent to re-solicit stockholder approval if either party waives material conditions.

Risk Factors, page 17

Objet is currently subject to a number of lawsuits…, page 39

2. We note your disclosure that you received letters from two minority shareholders and former directors in March 2012 related to allegations of fraud, unauthorized issuances of

securities and dilution of minority shareholders and backdating. Please provide current information related to these shareholder claims. In addition, please describe the basis for these claims and whether you believe the facts underlying these claims will have a material adverse effect on your operations or financial condition.

Hewlett-Packard may not expand distribution under Stratasys' OEM agreement beyond its current territory of eight European countries…, page 45

3. Please revise this risk factor to address how the merger may affect the continuation of Stratasys' OEM agreement with Hewlett Packard, to the extent it presents a risk to Stratasys or the combined company. We note the OEM agreement's current term expires on December 31, 2012.

Who is paying for this proxy solicitation, page 55

4. We note your disclosure on page 55 that Stratasys will pay for the entire cost of soliciting proxies. However, we note disclosure on page 10 that Objet and Stratasys will split the costs of the solicitation of proxies to Stratasys stockholders. Please advise or revise.

Proposal One – The Merger, page 59

Background of the Merger, page 59

5. We note your disclosure on page 61 discussing that the proposed structure of the merger which has Objet as the ultimate parent company in the reverse triangular merger is related to achieving "additional tax benefits." Please revise your disclosure throughout your prospectus/proxy statement to discuss these additional tax benefits and how having Objet survive the merger as the parent company benefits the combined entity going forward.

The Agreement and Plan of Merger, page 101

6. We note disclosure in the third paragraph on page 101 that suggests Stratasys shareholders may not rely on the representations, warranties and covenants contained in the merger agreement because they "may be subject to more recent developments" and the subject matter "may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Objet and Stratasys." Please acknowledge that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Please also revise any statements that imply that the descriptions of the representations, warranties and covenants do not constitute public disclosure, such as your statement that "Stockholders of Stratasys are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any description thereof…"

Objet Executive Compensation, page 151

Consulting arrangement with an entity affiliated with Elchanan Jaglom, page 153

7. Please advise whether there is a written agreement governing the consulting arrangement with your Chairman of the Board, Mr. Elchanan Jaglom. If so, please file the written agreement as an exhibit to the registration statement pursuant to Item 601(b)(10)(iii) of Regulation S-K. If not, please disclose that you do not have a written agreement. Disclose whether the consulting agreement will continue following the merger.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

David Reis
Objet Ltd.
July 5, 2012
Page 4

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Marc Recht, Esq.